SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                        Galileo International, Inc.
               --------------------------------------------
                              (Name of Issuer)

                  Common Stock, Par Value $0.01 Per Share
               --------------------------------------------
                       (Title of Class of Securities)

                                 363547100
               --------------------------------------------
                   (CUSIP Number of Class of Securities)

                             Eric J. Bock, Esq.
             Senior Vice President, Law and Corporate Secretary
                            Cendant Corporation
                             9 West 57th Street
                          New York, New York 10019
                         Telephone: (202) 431-1836

                                  Copy to:
                            Patricia Moran, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Rodney Square
                         Wilmington, Delaware 19801
                               (302) 651-3000
          --------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

                               June 15, 2001
           ------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )

                       (Continued on following pages)
                            (Page 1 of 14 Pages)



      CUSIP No. 363547100           13D                    Page 2 of 14 Pages

     -------------------------------------------------------------------------
     (1)  NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          Cendant Corporation (I.R.S. IDENTIFICATION NO. 06-0918165)
     -------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                              (a)  (   )
                                                              (b)  (   )
     -------------------------------------------------------------------------
     (3)  SEC USE ONLY
     -------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS
          OO
     -------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e):                         (   )
     -------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
     -------------------------------------------------------------------------
                               (7)  SOLE VOTING POWER
          NUMBER OF                 17,041,071(1) (See Items 3, 4 and 5)
             SHARES            -----------------------------------------------
         BENEFICIALLY          (8)  SHARED VOTING POWER
           OWNED BY                 15,490,000(2) (See Items 3 and 5)
               EACH            -----------------------------------------------
           REPORTING           (9)  SOLE DISPOSITIVE POWER
            PERSON                  17,041,071(1) (See Items 3, 4 and 5)
              WITH             -----------------------------------------------
                               (10) SHARED DISPOSITIVE POWER
                                    None
     -------------------------------------------------------------------------
     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON 32,531,071(3) (See Items 3, 4 and 5)
     -------------------------------------------------------------------------
     (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES:                                   (  )
     -------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          31.2%(4) (See Items 3, 4 and 5)
     -------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------------


     1 Represents shares of common stock, par value $.01 per share ("Galileo Common Stock"), of Galileo International, Inc. ("Galileo") purchasable by Cendant Corporation ("Cendant") upon exercise of an option (the "Option") granted pursuant to the Stock Option Agreement, dated as of June 15, 2001, between Galileo and Cendant (the "Option Agreement") which is described in Items 3, 4 and 5 of this Schedule 13D. Prior to the exercise of the Option, Cendant is not entitled to any rights as a stockholder of Galileo as to the shares covered by the Option and disclaims any beneficial ownership thereof. The Option entitles Cendant to purchase up to 17,041,071 shares (the "Option Shares") representing 19.5% of the issued and outstanding shares of Galileo Common Stock, subject to adjustment in certain customary circumstances. The Option may be exercised by Cendant, in whole or in part, at any time after the Merger Agreement becomes terminable by Cendant (i) under circumstances which could entitle Cendant to the termination fee under the Merger Agreement regardless of whether the Merger Agreement is actually terminated and (ii) the Support Agreement is terminated in accordance with its terms. None of such events has occurred at the time of this filing. The number of shares of Galileo Common Stock indicated represents approximately 19.5% of the total outstanding shares of Galileo Common Stock as of May 31, 2001 (as represented by Galileo in the Merger Agreement), excluding shares issuable upon exercise of the Option.

     2 Cendant has voting power of 15,940,000 shares (the "United Shares") of Galileo Common Stock beneficially owned by United Air Lines, Inc. ("United") pursuant to proxy granted to Cendant under a Transaction Support Agreement (the "Support Agreement"), dated as of June 15, 2001. United may terminate the Support Agreement and revoke its proxy upon the occurrence of certain events (see Items 3 and 5). Cendant is not entitled to any rights as a stockholder of Galileo, has no dispositive power, and expressly disclaims any beneficial ownership of the United Shares.

     3 As discussed in Items 3, 4, and 5 of this Schedule 13D, Cendant may not exercise the Option and acquire the Option Shares at any time prior to the termination of the Support Agreement. Accordingly, at no time will Cendant have voting and/or beneficial ownership of both the United Shares and the Option Shares and therefore Cendant will never have the power to vote and/or have beneficial ownership of more than 17,041,071 of the outstanding shares of Galileo Common Stock, subject to adjustment in certain customary circumstances.

     4    As discussed in Note 3 above and in Items 3, 4, and 5 of this
          Schedule 13D, at no time will Cendant have voting and dispositive power with respect to both the United Shares and the Option Shares. Accordingly, Cendant will never have the power to vote and/or have beneficial ownership of more than 19.5% of the outstanding shares of Galileo Common Stock. The 31.2% of Galileo Common Stock gives effect to the United Shares and the Option Shares and is calculated based on the issuance by Galileo of an additional 17,041,071 shares upon exercise of the Option.


Item 1.           Security and Issuer

                  This Schedule 13D relates to the common stock, par value $0.01 per share (the "Galileo Common Stock," an individual share of which is a "Galileo Share"), of Galileo International, Inc., a Delaware corporation ("Galileo"). The principal offices of Galileo are located at 9700 West Higgins Road, Suite 400, Rosemont, Illinois 60018.

Item 2.           Identity and Background

                  This Schedule 13D is filed by Cendant Corporation, a Delaware corporation ("Cendant"). Cendant is a diversified global provider of business and consumer services primarily within the real estate and travel sectors. The Company's fee-for-service businesses include hotel, real estate and tax preparation franchising; rental cars, fleet leasing and fuel cards; mortgage origination and employee relocation; customer loyalty programs; vacation exchange and rental services and vacation interval sales. Other business units include the UK's largest private car park operator and electronic reservations processing for the travel industry. With headquarters in New York City, the Company has approximately 60,000 employees and operates in over 100 countries. Cendant's principal executive offices are located at 9 West 57th Street, New York, New York 10019.

                  The name, business address, present principal occupation and citizenship of each executive officer and director is set forth in Schedule A to this Schedule 13D and is specifically incorporated herein by reference.

                  On June 14, 2000, the Securities and Exchange Commission (the "SEC") instituted and simultaneously settled an administrative proceeding, Administrative Proceeding File No. 3-10225, against Cendant in connection with certain accounting irregularities at the former CUC International, Inc., which merged with HFS Incorporated in December 1997 to form Cendant. The SEC found that, as a result of such accounting irregularities, Cendant violated the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws. Without admitting or denying the findings contained in the SEC's administrative order, Cendant consented to the issuance of an SEC order directing Cendant to cease and desist from committing or causing any violation, and any future violation, of the periodic reporting, corporate record-keeping and internal controls provisions of the federal securities laws.

                  Except as set forth in response to this Item 2, during the last five years, neither Cendant nor, to the best of Cendant's knowledge, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  Cendant, Galileo and Galaxy Acquisition Corp., a Delaware corporation and a subsidiary of Cendant ("Merger Sub"), entered in to an Agreement and Plan of Merger dated as of June 15, 2001 (the "Merger Agreement"). Pursuant to the Merger Agreement, Merger Sub will merge with and into Galileo (the "Merger"), with Galileo continuing as the surviving corporation. Following the Merger, Galileo will be a wholly owned subsidiary of Cendant.

                  Under the terms of the Merger Agreement, Galileo stockholders will receive a combination of common stock, par value $.01 per share ("Cendant Common Stock") and cash with an expected value of $33 per Galileo Share. Galileo stockholders will receive 80.5 percent or more of the purchase price through a tax-free exchange of Cendant Common Stock with a market value of $26.565 per Galileo share, subject to a collar. The number of shares of Cendant Common Stock will fluctuate within a collar of $17 to $20 from 1.563 share of Cendant Common Stock per Galileo Share if the average price of Cendant Common Stock is $17 per share of Cendant Common Stock during the Pricing Period (as defined in the Merger Agreement) to 1.328 share of Cendant Common Stock per Galileo Share if the average price per share of Cendant Common Stock is $20 during the Pricing Period. The total number of shares of Cendant Common Stock to be issued will be between 116 million and 137 million shares. If the average price per share of Cendant Common Stock during the Pricing Period is below or above the collar, the value of the transaction will be greater or less than $33 per Galileo Share since the exchange ratios, as noted above, are fixed for stock consideration outside the collar. If the average price per share of Cendant Common Stock is at or below $14 during the Pricing Period, Galileo will have a right to terminate the transaction.

                  The remainder of the purchase price, up to $6.435 per Galileo share or approximately $562 million in the aggregate, will be paid in cash. The cash portion of the consideration is limited to 19.5 percent of the value of the total consideration on the closing date to be paid to Galileo stockholders.

                  The Merger is subject to customary closing conditions, including the approval and adoption of the Merger Agreement by Galileo's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of approvals from the European Commission, the Treasurer of the Commonwealth of Australia and the Canadian Commission of Competition, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

                  As an inducement to Cendant entering into the Merger Agreement, Cendant entered into a Transaction Support Agreement (the "Support Agreement"), dated as of June 15, 2001, with United Air Lines, Inc. ("UAL") and Covia LLC, a wholly owned subsidiary of UAL ("Covia", and together with UAL, "United"). The total number of shares of Galileo Common Stock owned of record and/or beneficially by United is 15,940,000 shares (the "United Shares"). Pursuant to the Support Agreement, Covia irrevocably and unconditionally agreed to vote or cause to be voted (including by written consent, if applicable) all of the United Shares (i) in favor of the adoption of the Merger Agreement, (ii) against any Third-Party Acquisition (as defined in the Merger Agreement) and (iii) against any proposed action by Galileo, Galileo's stockholders or any other person the result of which action could prevent or materially delay completion fo the Merger.

                  United agreed not to solicit or participate in any solicitation of proxies with respect to any shares of Galileo Common Stock. United also agreed not to (i) encourage, invite, initiate or solicit any inquiries relating to or the submission or making of a proposal by any person with respect to a Third-Party Acquisition or (ii) participate in or encourage, invite, initiate or solicit negotiations or discussions with, or furnish or cause to be furnished any information to, any person relating to a Third-Party Acquisition; provided, however, that, prior to Galileo's stockholders meeting, if (x) United or Galileo receives an unsolicited bona fide written proposal from any person with respect to a Third-Party Acquisition which United determines in good faith could reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement), or (y) there is a Superior Proposal which has been made by any person, then United may furnish information to such person and may participate in discussions and negotiations with such person.

                  United may terminate the Support Agreement and revoke its proxy if Galileo's Board of Directors withdraws its recommendation of the Merger Agreement in favor of a Superior Proposal or if the Merger Agreement is amended and United determines that the amendment is adverse in a material respect to it.

                  As a further inducement to Cendant entering into the Merger Agreement, Galileo entered into a Stock Option Agreement (the "Option Agreement"), dated as of June 15, 2001, with Cendant. The Option Agreement grants to Cendant an irrevocable option (the "Option") to purchase up to 17,041,071 shares of Galileo Common Stock (the "Option Shares"), subject to customary adjustments, together with the rights associated with such Option Shares issued pursuant to the Rights Agreement (as defined in the Option Agreement) at a purchase price of $33.00 per Galileo Share. In no event will the number of shares of Galileo Common Stock for which the Option is exercisable exceed 19.5% of the total number of shares of Galileo Common Stock issued and outstanding. The Option may be exercised by Cendant, in whole or in part, at any time after the Merger Agreement becomes terminable by Cendant (i) under circumstances which could entitle Cendant to the termination fee under the Merger Agreement regardless of whether the Merger Agreement is actually terminated and (ii) the Support Agreement is terminated in accordance with its terms. None of such events has occurred at the time of this filing. If Cendant proposes to exercise the Option following the record date of Galileo's stockholders meeting, Galileo must take all actions necessary to fix a new record date and to hold its stockholders meeting when Cendant has the opportunity to vote the Option Shares at the stockholders meeting. Galileo's Board of Directors is not, however, required to fix a new record date if it determines in good faith that taking such action would create a substantial probability of violating its fiduciary duties. If the Merger is consummated in accordance with the terms of the Merger Agreement, the Option will not be exercised. No monetary consideration was paid by Cendant to Galileo for the Option.

                  At any time during which the Option is exercisable, Cendant shall have the right to sell to Galileo and Galileo shall have the obligation to repurchase from Cendant (the "Put") all or any portion of the Option at a price equal to the product obtained by multiplying (i) the difference between (A) the Market/Offer Price (as defined below) for shares of Galileo Common Stock as of the date the notice (the "Notice Date") of the exercises of the Put is given to Galileo and (B) $33.00, by (ii) the number of Option Shares purchasable pursuant to the Option. If the Put becomes exercisable, and all or any portion of the Option has already been exercised, Galileo would be obligated to repurchase all or any portion of the shares of Galileo Common Stock issued at a price equal to the product obtained by multiplying (i) the higher of (A) $33.00 and (B) the Market/Offer Price by (ii) the number of Galileo Shares with respect to which Cendant is exercising the Put.

                  The Market/Offer Price is defined as the higher of (i) the highest price per share offered as of the Notice Date pursuant to any tender or exchange offer or proposed pursuant to any other Third-Party Acquisition proposal which was commenced or proposed prior to the Notice Date and not terminated or withdrawn as of the Notice Date and (ii) the average of the closing sales prices of Galileo Common Stock reported on the NYSE Composite Tape for the 5 consecutive trading days ending on (and including) the trading day immediately preceding the Notice Date.

                  The Option Agreement also grants Cendant certain registration rights with respect to the Option Shares. Notwithstanding Cendant's right to exercise the Option and the Put, if the Total Payment (as defined in the Option Agreement, which includes any amounts received as a termination fee under the Merger Agreement) received by Cendant exceeds $100 million, then Cendant may, at its option: (i) reduce the number of shares subject to the Option; (ii) deliver to Galileo for cancellation previously purchased Option Shares; (iii) pay cash to Galileo; or (iv) any combination thereof.

                  If Cendant elects to exercise the Option, it currently anticipates that the funds needed to purchase Galileo Shares will be generated by a combination of available working capital and other available borrowing sources.

                  References to, and descriptions of, the Merger Agreement, the Support Agreement and the Option Agreement as set forth above in this
Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Support Agreement and the Option Agreement which are Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.           Purpose of Transaction

                  As stated above, the Support Agreement and the Option Agreement were entered into as an inducement to Cendant entering into the Merger Agreement.

                  The directors of Merger Sub immediately prior to the effective time of the Merger will become the directors of the Galileo upon consummation of the Merger in accordance with the terms of the Merger Agreement.

                  Cendant anticipates that if the Merger is completed, Galileo will become a wholly owned subsidiary of Cendant and that Cendant will seek to cause the Galileo Common Stock to be delisted from trading on the New York Stock Exchange and to cause the termination of registration of the Galileo Common Stock pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

                  Upon completion of the Merger, the Board of Directors of Merger Sub will become the Board of Directors of Galileo. In addition, the Certificate of Incorporation of Galileo will be amended and restated in the Merger and the By-laws of Merger Sub will be the By-laws of Galileo after the consummation of the Merger. The Merger Agreement also requires that Galileo suspend payment of its regular quarterly cash dividend.

                  Other than as described above in Item 3 and in this Item 4, Cendant has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Cendant reserves the right to develop such plans).

                  References to, and descriptions of, the Merger Agreement, the Support Agreement and the Option Agreement as set forth above in this
Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Support Agreement and the Option Agreement which are Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

Item 5.           Interest in Securities of the Issuer

                  As a result of the Support Agreement, Cendant may be deemed to have the shared power to vote or the right to direct the vote of 15,490,000 shares of Galileo Common Stock owned by United, which constitute approximately 18.2% of the issued and outstanding shares of Galileo Common Stock based on the number of shares of Galileo Common Stock outstanding as of May 31, 2001, as represented by Galileo in the Merger Agreement. Cendant is not, however, entitled to any rights as a stockholder of Galileo, has no dispositive power and expressly disclaims any beneficial ownership of the United Shares.

                  As a result of the issuance of the Option, Cendant may be deemed to be the beneficial owner of 17,041,071 shares of Galileo Common Stock, which would represent approximately 19.5% of the issued and outstanding shares of Galileo Common Stock based on the number of shares of Galileo Common Stock outstanding as of May 31, 2001, as represented by Galileo in the Merger Agreement. Until the Option is exercised, Cendant does not have any right to vote (or direct the vote of) or dispose (or to direct the disposition of) any shares of Galileo Common Stock that may be purchased upon exercise of the Option. Upon purchase of the Option Shares, Cendant will have sole voting and dispositive power with respect to the Option Shares. As noted in Item 4 above, however, the Option is not currently exercisable and Cendant may not exercise the Option until after the Support Agreement is terminated.

                  At no time shall Cendant have voting and dispositive power with respect to both the United Shares and the Option Shares. Accordingly, Cendant may never have the power to vote and/or have beneficial ownership of more that 19.5% of the outstanding shares of Galileo Common Stock.

                  Other than as set forth in this Schedule 13D, as of the date hereof (i) neither Cendant nor any subsidiary of Cendant nor, to the best of Cendant's knowledge, any of Cendant's executive officers or directors beneficially owns any shares of Galileo Common Stock and (ii) there have been no transactions in shares of Galileo Common Stock effected during the past 60 days by Cendant or by any subsidiary of Cendant or, to the best of Cendant's knowledge, by any of Cendant's executive officers or directors.

                  No other person is known by Cendant to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from he sale of, the shares of Galileo Common Stock obtainable by Cendant upon exercise of the Option.

                  Reference to, and descriptions of, the Merger Agreement, Support Agreement and the Option Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Support Agreement and the Option Agreement listed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference.

                  Copies of the Merger Agreement, the Support Agreement and the Option Agreement are incorporated by reference as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of Cendant's knowledge, except as described in this Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Galileo.

Item 7.           Materials to be Filed as Exhibits

                  Exhibit          Description

                  1 Agreement and Plan of Merger, dated as of June 15, 2001, among Galileo International, Inc., Cendant Corporation and Galaxy Acquisition Corp. (incorporated by reference to Exhibit 2.1 of Cendant Corporation's Current Report on Form 8-K filed June 18, 2001 (the "Cendant Form 8-K"))

                  2 Transaction Support Agreement, dated as of June 15, 2001, between Cendant Corporation, United Air Lines, Inc. and Covia LLC (incorporated by reference to Exhibit 99.1 of the Cendant Form 8-K).

                  3 Stock Option Agreement, dated as of June 15, 2001, between Galileo International, Inc. and Cendant Corporation (incorporated by reference to Exhibit 99.2 of the Cendant Form 8-K).


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

June 22, 2001                        CENDANT CORPORATION


                                     By:  /s/ Eric J. Bock
                                          ----------------------------
                                          Name:  Eric J. Bock
                                          Title: Senior Vice President, Law
                                                   and Corporate Secretary


                                 Schedule A

                  The name, business address and principal occupation of each executive officer and director of Cendant Corporation are set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with Cendant Corporation. Each of these persons is a United States citizen.

                                 DIRECTORS
              (INCLUDING DIRECTORS WHO ARE EXECUTIVE OFFICERS)


         Name                         Principal                        Address
                                      Occupation

Henry R. Silverman              President, Chairman and              Cendant Corporation
                                Chief Executive Officer              9 West 57th Street
                                                                     New York, NY 10019

James E. Buckman                Vice Chairman and General            Cendant Corporation
                                Counsel                              9 West 57th Street
                                                                     New York, NY 10019

Stephen P. Holmes               Vice Chairman; Chairman              Cendant Corporation
                                and Chief Executive Officer,         6 Sylvan Way Parsippany, NJ
                                Cendant Travel Division              07054

Martin Edelman                  Of Counsel, Paul Hastings            Paul, Hastings,  Janofsky &
                                Janofsky & Walker                    Walker LLP
                                                                     399 Park Avenue
                                                                     New York, NY 10022

Myra J. Biblowit                President, The Breast Cancer         The Breast Cancer Research
                                Research Foundation                  Foundation
                                                                     Suite 1209
                                                                     654 Madison Avenue
                                                                     New York, NY 10021

The Rt. Hon. Brian  Mulroney,   Senior Partner, Ogilvy               Ogilvy Renault
P.C., LL.D.                     Renault                              1981 McGill College Ave.
                                                                     Suite 1100
                                                                     Montreal, Quebec H3A 3C1

Robert W. Pittman               President and Co-Chief               AOL Time Warner,  Inc.,
                                Operating Officer, AOL               22000 AOL Way
                                Time Warner, Inc.                    Dulles, VA 20166

Sheli Z. Rosenberg              Vice Chairwoman, Equity              Equity Group Investments, Inc.
                                Group Investments, Inc.              2 N. Riverside  Plaza
                                                                     Suite 600
                                                                     Chicago, IL 60606

Leonard S. Coleman              Senior Advisor, Major                Cendant Corporation
                                League Baseball                      9 West 57th Street New York, NY
                                                                     10019

John C. Malone, Ph.D.           Chairman, Liberty Media              Liberty  Media  Corporation
                                Corporation                          9197 South Pioria St.
                                                                     Englewood, CO 80112

Robert E. Nederlander           President, Nederlander               Nederlander Organization, Inc.
                                Organization, Inc.                   1450 Broadway
                                                                     20th Floor
                                                                     New York, NY 10018

Cheryl D. Mills                 Senior Vice President,               Oxygen Media, Inc.
                                Corporate Policy and Public          75 Ninth Avenue
                                Programing, Oxygen Media,            New York, NY 10011
                                Inc.

Robert F. Smith                 Senior Managing Director,            Car Component Technologies,
                                Car Component                        Inc.
                                Technologies, Inc.                   10 Ironhorse Drive
                                                                     Bedford, NH 03110

Secretary William S. Cohen      Chairman and Chief                   The Cohen Group
                                Executive Officer, The               600 13th St. NW
                                Cohen Group                          Suite 640
                                                                     Washington, DC 20005


                  EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS


         Name                     Principal Occupation                       Address

Kevin M. Sheehan                Senior Executive Vice                 Cendant Corporation
                                President and Chief Financial         6 Sylvan Way Parsippany, NJ
                                Officer                               07054

Richard A. Smith                Chairman and Chief Executive          Cendant Corporation
                                Officer, Real Estate Division         6 Sylvan Way Parsippany, NJ
                                                                      07054

John W. Chidsey                 Chairman and Chief Executive          Cendant Corporation
                                Officer, Diversified Services         6 Sylvan Way Parsippany, NJ
                                Division                              07054

Samuel L. Katz                  Chief Strategic Officer and           Cendant Corporation
                                Senior Executive Vice                 9 West 57th Street New York,
                                President, Strategic and              NY 10019
                                Business Development

Thomas D. Christopoul           Senior Executive Vice                 Cendant Corporation
                                President and Chief                   6 Sylvan Way Parsippany, NJ
                                Administrative Officer                07054

Toby Ippolito                   Executive Vice President and          Cendant Corporation
                                Chief Accounting Officer              6 Sylvan Way Parsippany, NJ
                                                                      07054
